                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 10-C



             Report by Issuer of Securities Quoted on The NASDAQ
          Stock Market, filed pursuant to Section 14 or 15(d) of the
                     Securities Exchange Act of 1934 and
                      Rule 13a-17 or 15d-17 thereunder.


                              TransWorld Bancorp
-------------------------------------------------------------------------------
                (Exact Name of Issuer as Specified in Charter)


               15233 Ventura Boulevard, Sherman Oaks, CA 91403
-------------------------------------------------------------------------------
                   (Address of Principal Executive Offices)


                                (818) 783-7501
-------------------------------------------------------------------------------
               (Issuer's Telephone Number, Including Area Code)



                  I.  CHANGE IN NUMBER OF SHARES OUTSTANDING


          Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

    1.  Title of security  TransWorld Bancorp Common Stock
                           ----------------------------------------------------

    2.  Number of shares outstanding before the change  2,761,546
                                                      -------------------------

    3.  Number of shares outstanding after the change  3,451,462
                                                     --------------------------

    4.  Effective date of change  March 15, 1996
                                -----------------------------------------------

    5.  Method of change  Five for Four Stock Split
                        -------------------------------------------------------

          Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

-------------------------------------------------------------------------------

          Give brief description of transaction  Stock will be issued at the
                                               --------------------------------
rate of one share for every four shares held as of the record date.  Cash will
-------------------------------------------------------------------------------
be paid in lieu of fractional shares.
-------------------------------------------------------------------------------


                        II.  CHANGE IN NAME OF ISSUER


    1.  Name prior to change
                            ---------------------------------------------------
    2.  Name after change
                         ------------------------------------------------------
    3.  Effective date of charter amendment changing name
                                                         ----------------------
    4.  Date of shareholder approval of change, if required
                                                           --------------------



Date  March 7, 1996                                      , Corporate Secretary
    -------------------            --------------------------------------------
                                         (Officer's Signature and Title)